Mail Stop 4720

July 16, 2009

John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

> **Re: Meridian Bioscience, Inc.**
> **Form 10-K for the year ended 9/30/2008**
> **Filed November 26, 2008**
> **Response filed June 18, 2009**
> **File No. 000-14902**

Dear Mr. Kraeutler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: F. Mark Reuter
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Fax: 513-579-6457